UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)
                                (Amendment No. 1)

                           SYNUTRA INTERNATIONAL, INC.
                        (f/k/a Vorsatech Ventures, Inc.)
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                                (Name of Issuer)

                    Common Stock, Par Value $0,0001 Per Share
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                         (Title of Class of Securities)


                                   87164C 10 2
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                                 (CUSIP Number)

                           Synutra International, Inc.
                          2275 Research Blvd. Suite 500
                               Rockville, MD 20850
                                 (301) 840-3888
                               Attn: Weiguo Zhang
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2007
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Strong Gold Finance Ltd.

                  N/A
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                  OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)

                                  Item 2(d) |_|
                                  Item 2(e) |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           British Virgin Islands
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                          7        SOLE VOTING POWER
                                     0
          NUMBER OF       ------------------------------------------------------
           SHARES         8        SHARED VOTING POWER
        BENEFICIALLY                 0
          OWNED BY        ------------------------------------------------------
            EACH          9        SOLE DISPOSITIVE POWER
          REPORTING                  0
           PERSON         ------------------------------------------------------
            WITH          10       SHARED DISPOSITIVE POWER
                                     0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  N/A
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14       TYPE OF REPORTING PERSON

                  CO
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

      This Amendment No. 1 (this "Amendment") amends the Schedule 13D previously filed by Strong Gold Finance Ltd., a British Virgin Islands corporation (the "Reporting Person"), with respect to the Reporting Person's beneficial ownership in Synutra International, Inc. (the "Issuer").

      This Amendment is being filed to disclose the sale by the Reporting Person of all of the shares it owns in the Issuer and corresponding changes in Item 5 to the previously filed Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

(a) Not applicable.

(c) On or about September 14, 2007, the Reporting Person sold in private transactions its remaining shares of Common Stock.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of five percent of the Common Stock on or about September 14, 2007.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 11, 2008

                               STRONG GOLD FINANCE LTD.

                               By: /s/Liang Zhang
                                  ---------------------------------------
                               Name:  Liang Zhang
                               Title: Chairman